                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K




     [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
           ACT OF 1934

           For the fiscal year ended    December 27, 1999
                                     ---------------------------------

     [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

           For the transition period from _____________ to _______________


Commission File Number      1-9684
                       --------------------



        CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
         (Employer Identification Number 33-0147725, Plan Number 002)
--------------------------------------------------------------------------------
                              (Full title of plan)



                         CHART HOUSE ENTERPRISES, INC.
--------------------------------------------------------------------------------
            (Name of issuer of securities held pursuant to the plan)



             640 North LaSalle, Suite 295, Chicago, Illinois, 60610
--------------------------------------------------------------------------------
        (Address of principal executive offices of issuer of securities)

                                   SIGNATURES
                                   ----------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              CHART HOUSE ENTERPRISES, INC.
                              RESTAURANT EMPLOYEES 401(k) PLAN

                              By:  The 401(k) Plan Committee


Date: June 16, 2000           /s/ SUSAN M. MORLOCK
                              ____________________________________
                              Susan M. Morlock
                              Member

                              /s/ WILLIAM M. SULLIVAN
                              ____________________________________
                              William M. Sullivan
                              Member

         CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
          (Employer Identification Number 33-0147725, Plan Number 002)

                    FINANCIAL STATEMENTS AND SCHEDULES AS OF

                    DECEMBER 27, 1999 AND DECEMBER 28, 1998

                         TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To 401(k) Plan Committee of the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN (the "Plan") as of December 27, 1999 and December 28, 1998, and the related statement of changes in net assets available for benefits for the year ended December 27, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan as of December 27, 1999 and December 28, 1998, and the changes in net assets available for benefits for the year ended December 27, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held For Investment Purposes at the End of the Year and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
June 16, 2000

         CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
          (Employer Identification Number 33-0147725, Plan Number 002)
                Statements of Net Assets Available for Benefits
                 As of December 27, 1999 and December 28, 1998

                                          1999              1998
                                       ----------        ----------


Investments (See Note 3)               $1,702,952        $1,893,028


Receivables:
     Participant Contributions             22,409             9,973
     Company Contributions                  3,390             1,628
                                       ----------        ----------

     Total Receivables                     25,799            11,601
                                       ----------        ----------


     Total Assets                       1,728,751         1,904,629

Payables:
     Non-Allocable Forfeitures              9,176             3,766
                                       ----------        ----------



Net Assets Available for Benefits      $1,719,575        $1,900,863
                                       ==========        ==========

       The accompanying notes are an integral part of these statements.

         CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
          (Employer Identification Number 33-0147725, Plan Number 002)
           Statement of Changes in Net Assets Available for Benefits
                            As of December 27, 1999

                                                           1999
                                                         ----------

Additions to net assets attributed to:


Investment income (see Note 3):
     Net depreciation in fair value of investments       $  (46,143)
     Interest and Dividends                                 146,729
                                                         ----------

                                                            100,586
                                                         ----------
Contributions:
     Participant                                            257,645
     Company                                                 39,925
                                                         ----------

                                                            297,570
                                                         ----------


     Total additions                                        398,156

Deductions from net assets attributed to:

     Benefits paid to participants                          557,880
     Non-Allocable forfeitures                                5,410
     Administrative fees                                     16,154
                                                         ----------

     Total deductions                                       579,444


Net decrease                                               (181,288)
                                                         ----------

Net assets available for benefits:
     Beginning of year                                   $1,900,863
                                                         ----------
     End of year                                         $1,719,575
                                                         ==========

        The accompanying notes are an integral part of this statement.

         CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
         --------------------------------------------------------------
          (Employer Identification Number 33-0147725, Plan Number 002)
          ------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                    DECEMBER 27, 1999 AND DECEMBER 28, 1998
                    ---------------------------------------



(1)  PLAN DESCRIPTION
     ----------------

Chart House Enterprises, Inc. (the "Company") established the Chart House Enterprises, Inc. Restaurant Employees 401(k) (formerly "Thrift") Plan (the "Plan") effective January 1, 1986. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. As of July 1998, the Plan is administered by, and all Plan investments are held by, Scudder Trust Company (the "Trustee"). Prior to July 1998, the Plan was administered by William Mercer, Inc. and all Plan investments were held by SBS Trust Company, a division of Smith Barney Shearson Company. Participation in the Plan for 1999 was available to substantially all restaurant employees with a job title classification J01 through J99, who had completed at least one year and 1,000 hours of service and who had reached the age of 21. Beginning in 2000, participation in the Plan will be available to substantially all restaurant employees who have completed at least six months and 500 hours of service and have reached the age of 21. In 1996, the Plan changed its year end to conform with the Company's reporting method, a 52/53-week fiscal year.

Contributions

Contributions to the Plan are made by the participants and are matched by the Company. Participants may contribute from 1% to 10% of their gross pay. The Company will make a basic matching contribution of 25% of the first 5% of a participant's contribution, not to exceed 2.5% of employees' earnings or $1,250 for the Plan year, whichever is less, and will make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant's contribution, not to exceed $1,250 or 1.25% of earnings, whichever is less, if the Company meets or exceeds targeted results of operations, as determined by the Board of Directors. Participant contributions are invested by the Trustee in one or more specified funds (see Note 3) as designated by each participant. Company contributions are invested based upon the participant's election to their investment account.

Vesting

Participants are immediately vested in their own contributions and any investment earnings thereon. Vesting in the Company's matching contributions and any investment earnings thereon is based on years of service. A participant vests at the rate of 20% per year and becomes fully vested after five years of service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

Participant Accounts

Each participant's account is credited with the participant's contributions and the participant's share of the Company's contributions, together with earnings and losses thereon. Forfeitures of non-vested amounts are to be used solely to offset future Company matching contributions. At December 27, 1999 and December 28, 1998, forfeited nonvested amounts totaled $9,176 and $3,766, respectively.

Payment of Benefits

Upon termination of service due to retirement or disability, a participant may elect to receive distribution of benefits in either a lump sum or partial payments. If the termination of service is for any other reason, distribution of benefits will be made in a lump sum payment. Participants may apply for hardship distributions under certain circumstances.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based primarily on the quoted market prices of the underlying securities of each fund, as determined by the trustee. A majority of the Stable Value Fund is invested in guaranteed investment contracts, which are fully benefit responsive. Investments in this fund are valued at contract value, which the trustee has determined to approximate fair value. The aggregate crediting interest rate and the aggregate average yield for the Stable Value Fund was 6.7% for the year ended December 27, 1999.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Master Trust Allocation

Until July 1998, the assets of the Plan were included in a Master Trust. Effective July 1, 1998 the Master Trust was eliminated and the Plan was part of a single trust. Under the Master Trust, investment income and administrative expenses were allocated to the individual plans based on average monthly balances invested by each plan.

Adoption of SOP 99-3

The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

(3)  INVESTMENTS
     -----------

The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                                  1999             1998
                                                                  ----             ----
     Scudder Stable Value Fund (259,152 and                   $259,152         $330,778
     330,778 shares, respectively)
     Scudder Income Fund (10,115 and 9,725                     124,009          128,270
     shares, respectively)
     Scudder Growth and Income Fund (26,107 and                686,362          832,329
     29,747 shares, respectively)
     Scudder Pathway Series - Balanced Fund                    362,421          417,925
     (24,588 and 31,049 shares, respectively)
     Chart House Company Stock Fund (32,006 and                140,028          169,821
     28,304 shares, respectively)

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $46,143 as follows:

     Mutual Funds                  $(15,604)
     Common Stock                   (30,539)
                                   --------

                                   $(46,143)
                                   =========


(4)  INCOME TAX STATUS
     -----------------

The Plan obtained its last determination letter from the Internal Revenue Service on June 26, 1995. At that time the Plan was deemed to be designed to satisfy the qualification requirements, and consequently the related trust appeared to satisfy the tax exempt requirement of the Internal Revenue Code. The Company believes that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.


(5)  PLAN TERMINATION
     ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the value of each participant's account will become fully vested and non-forfeitable. In no event may the assets of the Plan revert to the Company.

(6)  RECONCILIATION TO FORM 5500
     ---------------------------

At December 27, 1999 and December 28, 1998 the Plan had $5,208 and $167,749, respectively, of pending distributions to participants. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in accordance with generally accepted accounting principles. The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 27, 1999 and December 28, 1998:

1999

                                  Total      Payments to  Net Assets Available
                            Liabilities     Participants          for Benefits
                            --------------------------------------------------
Per Financial Statements       $  9,176        $ 557,880            $1,719,575
  Accrued Benefit Payments        5,208            5,208                (5,208)
Reversal of 1998 Accrual
for Benefit Payments                  -         (167,749)                    -
                               --------        ---------            ----------

Per Form 5500                  $ 14,384        $ 395,339            $1,714,367
                               ========        =========            ==========

1998

                                  Total      Payments to  Net Assets Available
                            Liabilities     Participants          for Benefits
                            --------------------------------------------------
Per Financial Statements       $  3,766         $422,953            $1,900,863
  Accrued Benefit Payments      167,749          167,749              (167,749)
                               --------         --------            ----------

Per Form 5500                  $171,515         $590,702            $1,733,114
                               ========         ========            ==========

(7)  ADMINISTRATIVE EXPENSES
     -----------------------

The Company pays the Plan's trustees, legal and accounting fees. Transaction related costs, such as commissions, are deducted from participant accounts and are reflected on the Statement of Changes in Net Assets Available for Benefits.


(8)  NONEXEMPT TRANSACTION
     ---------------------

Due to a change in the Plan's trustee in July 1998, there was a delay in the transfer of data relating to 401(k) contributions. During May 1999, the Company was late in funding participant contributions to the Plan. The Plan Administrator is closely monitoring transfer of contributions to control nonexempt transactions in the future.

         CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
          (Employer Identification Number 33-0147725, Plan Number 002)



     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF THE YEAR

                            As of December 27, 1999

                                                                      Fair
    Identity of Party Involved/Description            Cost           Value
-------------------------------------------------  ----------      ----------
*Scudder Trust Company:
  Stable Value Fund                                $  259,152      $  259,152
  Income Fund                                         132,200         124,009
  Growth and Income Fund                              724,219         686,362
  International Fund                                   19,351          25,924
  Value Fund                                           16,110          15,730
  Pathway Series - Balanced                           331,026         362,421
  Pathway Series - Growth                               3,189           3,928
  Pathway Series - Conservative                        15,492          16,088

Baron Asset Fund                                       62,862          68,558
*Chart House Company Stock Fund                       174,786         140,028
*Chart House Company Stock Pending Fund                   752             752
                                                   ----------      ----------
           Total investments held                  $1,739,139      $1,702,952
                                                   ==========      ==========

                              *Party-in-interest.


The accompanying Notes to Financial Statements and Schedules are an integral part of this Schedule.

         CHART HOUSE ENTERPRISES, INC. RESTAURANT EMPLOYEES 401(k) PLAN
          (Employer Identification Number 33-0147725, Plan Number 002)



                  SCHEDULE OF NONEXEMPT TRANSACTIONS (Note 8)


                      For the Year Ended December 27, 1999

                                 Relationship of         Description of Transaction, Including                           Interest
      Identity of            Plan, Employer or Other        Maturity Date, Rate of Interest,                  Amount     Incurred
    Party Involved              Party in Interest          Collateral, Par or Maturity Value                  Loaned     on Loan
----------------------       -----------------------  ------------------------------------------------        ------     --------
Chart House                  Employer                 Lending of monies from the Plan to the Employer
  Enterprises, Inc.                                     (contributions not remitted to the Plan) as follows-
                                                          Deemed loans dated July 22, 1998 and August 21,
                                                            1998 principal maturity of August 24 and
                                                            September 29, 1998; interest paid June 25, 1999   $12,159        $ 62
                                                          Deemed loan dated December 30, 1998, maturity of
                                                            June 25, 1999                                     $    62        $  3(a)
                                                          Deemed loan occurred May 21, 1999, maturity
                                                            of December 28, 1999, with interest at various
                                                            rates                                             $4,064         $280(a)
                                                                                                              ======     ========

           (a) Earnings to be remitted to participants by June 28, 2000.

The accompanying Notes to Financial Statements and Schedule are an integral part of this Schedule.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report included in this Annual Report on Form 11-K for the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan into the Chart House Enterprises Inc.'s previously filed Registration Statement File No. 33-34947 for the Plan.



/s/ ARTHUR ANDERSEN LLP


Chicago, Illinois
June 16, 2000